                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The  undersigned  investment  company  hereby  notifies the U.S.  Securities and
Exchange Commission that it is amending and adopting as its own the notification of registration of Templeton Developing Markets Trust, a Massachusetts  business trust,  under and pursuant to the  provisions of Section 8(a) of the  Investment
Company Act of 1940,  as  amended,  and in  connection  with such  amendment  of notification of registration submits the following information:

Name of registrant:                      TEMPLETON DEVELOPING MARKETS TRUST

Address of Principal Business Office:    500 East Broward Boulevard, Suite 2100
                                         Ft. Lauderdale, Florida 33394-3091

Telephone Number (including area code):  (800) 342-5236

Name and address of agent for            Barbara J. Green
service of process:                      Templeton Developing Markets Trust
                                         500 East Broward Boulevard, Suite 2100
                                         Ft. Lauderdale, Florida 33394-3091

Copies to:
           Bruce G. Leto, Esq., Stradley, Ronon, Stevens & Young, LLP
              2600 One Commerce Square, Philadelphia, PA 19103-7098

Check appropriate Box:

Registrant is filing a  Registration  Statement  pursuant to Section 8(b) of the
Investment Company Act of 1940, as amended, concurrently with the filing of Form
N-8A:  YES  [X]*         NO  []

*    In connection with a reorganization changing domicile from Massachusetts to
     Delaware,  the registrant,  Templeton  Developing Markets Trust, a Delaware statutory trust, filed with the U.S.  Securities and Exchange Commission an amendment to the  registration  statement of Templeton  Developing  Markets
     Trust, a Massachusetts business trust, under and pursuant to the provisions of Section  8(b) of the  Investment  Company Act of 1940,  as  amended,  on
     November 1, 2002, amending and adopting such registration  statement as the registrant's  own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on December 31, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Investment  Company Act of 1940, as amended, the registrant has caused this amendment of  notification  of registration to be duly  signed on its behalf in the City of San Mateo and the State of  California on the 2nd day of January, 2003.

                                             Templeton Developing Markets Trust

                                             BY:      /s/David P. Goss
                                                      Name:David P. Goss
                                                      Title:Vice President and
                                                            Assisstant Secretary

Attest: /s/Robert C. Rosselot
        Name:Robert C. Rosselot
        Title:Assistant Secretary

        IC No. 811-04985